voestalpine AG

voestalpine-Straße 3
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com/stahl

Rechtsform: Gesellschaft mit beschränkter Haftung
Sitz: Linz/Austria
FN 78052h beim Landes- als Handelsgericht Linz
DVR 0546658
UID Nr. ATU 36905408

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.





Linz, 2008-10-17

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated October 16, 2008

- Media information dated October 16, 2008

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

voestalpine
EINEN SCHRITT VORAUS.

October 16, 2008

voestalpine AG

ADHOC-MELDUNG

voestalpine verschiebt Entscheidung über neues Stahlwerk am Schwarzen Meer

Die voestalpine-Gruppe beschäftigt sich seit dem Sommer 2007 intensiv mit den Wachstumsoptionen Ihrer Division Stahl. Konkret wird in diesem Zusammenhang die Errichtung eines zweiten Fertigungsstandortes für Flachstahlprodukte am Schwarzen Meer geprüft.

Die bisher für Dezember 2008 geplante Entscheidung über dieses Erweiterungsvorhaben wird in Hinblick auf die anhaltend kritische Verfassung der Finanzmärkte und die daraus resultierende, zunehmende Unsicherheit über die globale Entwicklung der Realwirtschaft auf das Jahr 2009 vertagt.

Eine kurzfristige Entscheidung erscheint darüber hinaus aufgrund der für den Industriestandort Europa äußerst kritischen bisherigen Entscheidungen auf der Ebene des Europäischen Parlaments zu den künftigen Klimaschutzregelungen nicht vertretbar.

Die Vorbereitungsarbeiten für die Entscheidung werden unverändert weiter fortgesetzt.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine postpones decision about new steel plant at the Black Sea

Since summer 2007 the voestalpine Group is thoroughly investigating growth options in its steel division. In this context a green field investment for a new plant for flat steel products in the black sea region is under consideration.

Due to the critical condition of the financial markets and the resulting uncertainty on the further development of the global economy the decision on this expansion project initially planned for December 2008 is postponed to the year 2009.

A decision in the near future also seems not justifiable given the decisions of the European Parliament on the proposed climate protection rules that are very critical for the industrial base in Europe.

Preliminary work for the decision will however continue unchanged.

Further details as to the publication is available on www.voestalpine.com or please contact the Investor Relations Team of voestalpine AG under +43/50304/15-9949 for any further details.

voestalpine
ONE STEP AHEAD.

Medieninformation

16. Oktober 2008

voestalpine verschiebt Entscheidung über neues Stahlwerk am Schwarzen Meer

- **Wachstumsoptionen am Schwarzen Meer werden seit Sommer 2007 geprüft**
- **Entscheidung aufgrund kritischer Verfassung der Finanzmärkte auf das Jahr 2009 vertagt**
- **Vorbereitungsarbeiten für die Entscheidung werden fortgesetzt**

Die voestalpine-Gruppe beschäftigt sich seit dem Sommer 2007 intensiv mit den Wachstumsoptionen Ihrer Division Stahl. Konkret wird in diesem Zusammenhang die Errichtung eines zweiten Fertigungsstandortes für Flachstahlprodukte am Schwarzen Meer geprüft. Die bisher für Dezember 2008 geplante Entscheidung über dieses Erweiterungsvorhaben wird in Hinblick auf die anhaltend kritische Verfassung der Finanzmärkte und die daraus resultierende, zunehmende Unsicherheit über die globale Entwicklung der Realwirtschaft auf das Jahr 2009 vertagt. Eine kurzfristige Entscheidung erscheint darüber hinaus aufgrund der für den Industriestandort Europa äußerst kritischen bisherigen Entscheidungen auf der Ebene des Europäischen Parlaments zu den künftigen Klimaschutzregelungen nicht vertretbar. Die Vorbereitungsarbeiten für die Entscheidung werden unverändert weiter fortgesetzt.

Rückfragehinweis
voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

Media information

October 16, 2008

voestalpine postpones decision about new steel plant at the Black Sea

- **Growth option at the Black Sea being investigated since Summer 2007**
- **Decision postponed to 2009 due to the critical condition of the financial markets**
- **Prelimary work for the decision continue unchanged**

Since summer 2007 the voestalpine Group is thoroughly investigating growth options in its steel division. In this context a green field investment for a new plant for flat steel products in the black sea region is under consideration. Due to the critical condition of the financial markets and the resulting uncertainty on the further development of the global economy the decision on this expansion project initially planned for December 2008 is postponed to the year 2009. A decision in the near future also seems not justifiable given the decisions of the European Parliament on the proposed climate protection rules that are very critical for the industrial base in Europe. Preliminary work for the decision will however continue unchanged.

For further information please contact:
voestalpine AG
Corporate Communications
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. + 43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

END

voestalpine
ONE STEP AHEAD.